# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: StableX Technologies, Inc., CIK 0001086745
CUSIP: 054748306
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1185 Avenue of the Americas, New York, New York (NY), 10036
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000930413-25-003461
Filed by CIK 0001481867

## Reporting persons
- Iroquois Capital Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 147,838; sole dispositive power 0; shared dispositive power 147,838; aggregate amount beneficially owned 147,838 (9.99% of the class)
  Comment: Includes 123,884 shares of Common Stock issuable upon conversion of Preferred Stock and exercise of the Warrants (See Item 4). As more fully described in Item 4, the Preferred Stock and certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the 9.99% blockers.
  Explanatory Note: This Amendment No. 7 is being filed to correct Amendment No. 6 filed on November 14, 2025. Due to a clerical error, Amendment No. 6 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of September 30, 2025.
- Richard Abbe: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 147,838; shared voting power 147,838; sole dispositive power 147,838; shared dispositive power 147,838; aggregate amount beneficially owned 147,838 (9.99% of the class)
  Comment: Includes 123,884 shares of Common Stock issuable upon conversion of Preferred Stock and exercise of the Warrants (See Item 4). As more fully described in Item 4, the Preferred Stock and certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the 9.99% blockers.
  Explanatory Note: This Amendment No. 7 is being filed to correct Amendment No. 6 filed on November 14, 2025. Due to a clerical error, Amendment No. 6 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of September 30, 2025.
- Kimberly Page: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 147,838; sole dispositive power 0; shared dispositive power 147,838; aggregate amount beneficially owned 147,838 (9.99% of the class)
  Comment: Includes 123,884 shares of Common Stock issuable upon conversion of Preferred Stock and exercise of the Warrants (See Item 4). As more fully described in Item 4, the Preferred Stock and certain Warrants are subject to a 9.99% blocker (other than certain Warrants which are subject to a 4.99% blocker), and the percentage set forth in row (11) gives effect to such blockers. The shares reported in rows (6), (8) and (9) show the number of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the 9.99% blockers.
  Explanatory Note: This Amendment No. 7 is being filed to correct Amendment No. 6 filed on November 14, 2025. Due to a clerical error, Amendment No. 6 inadvertently omitted the beneficial ownership of certain shares of Common Stock owned by the Reporting Persons as of September 30, 2025.

## Item 1. Issuer
Name of issuer: StableX Technologies, Inc.
Address of issuer's principal executive offices: 1185 Avenue of the Americas New York, NY 10036

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (i) Iroquois Capital Management LLC, a Delaware limited liability company ("Iroquois"), (ii) Richard Abbe, and (iii) Kimberly Page ("Mr. Abbe" and "Ms. Page," together with Iroquois, the "Reporting Persons").

Mr. Abbe shares authority and responsibility for the investments made on behalf of Iroquois Master Fund Ltd. ("Iroquois Master Fund") with Ms. Kimberly Page, each of whom is a director of the Iroquois Master Fund. As such, Mr. Abbe and Ms. Page may each be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund. Iroquois Capital is the investment advisor for Iroquois Master Fund and Mr. Abbe is the President of Iroquois Capital. Mr. Abbe has the sole authority and responsibility for the investments made on behalf of Iroquois Capital Investment Group LLC ("ICIG"). As such, Mr. Abbe may be deemed to be the beneficial owner of all shares of Common Stock held by Iroquois Master Fund and ICIG. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Common Stock owned by another Reporting Person.
Address of principal business office or, if none, residence: The principal business address for each of the Reporting Persons is 2 Overhill Road, Scarsdale, NY 10583.
Citizenship: Iroquois Capital Management LLC is a Delaware limited liability company. Richard Abbe is an individual who is a citizen of the United States of America. Kimberly Page is an individual who is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on the cover pages hereto. As of the date of the event which requires filing of this statement, Iroquois Master Fund held 8,384 shares of Common Stock, 1,470.745 shares of Preferred Stock convertible into shares of Common Stock (subject to the 9.99% blocker) and Warrants to purchase 945,085 shares of Common Stock (subject to the blockers). ICIG held 15,570 shares of Common Stock, 2,375.027 shares of Preferred Stock convertible into shares of Common Stock (subject to the 9.99% blocker) and Warrants to purchase 1,666,153 shares of Common Stock (subject to the blockers). Accordingly, the amount of shares reported in Items 6, 8 and 9 include 123,884 of shares of Common Stock issuable upon conversion and/or exercise of such reported securities, giving effect to the 9.99% blockers.
Percent of class: See Item 11 on the cover pages hereto. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on an estimated 1,355,975 shares of Common Stock as of October 7, 2025 as provided in the Issuer's Amendment No. 1 to Form S-3 filed with the Securities and Exchange Commission on October 10, 2025 and assumes the exercise of the Company's reported warrants held by the Reporting Persons (the "Warrants") and conversion of the Company's reported preferred stock (the "Preferred Stock"), each subject to the blockers. The percentage set forth in Item 11 of the cover page for each Reporting Person gives effect to the blockers.
Sole power to vote or to direct the vote: See Item 5 on the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 on the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 on the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 on the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Iroquois Capital Management, LLC: /s/ Richard Abbe, Richard Abbe (11/14/2025)
- Richard Abbe: /s/ Richard Abbe, Richard Abbe (11/14/2025)
- Kimberly Page: /s/ Kimberly Page, Kimberly Page (11/14/2025)